ZALDIVA, INC.

331 EAST COMMERCIAL BLVD.

FT. LAUDERDALE, FLORIDA  33334

(954) 938-4133

November 16, 2011

Maryse Mills-Apenteng, Special Counsel

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:

Comment letter dated November 16, 2011, regarding the Revised Preliminary

Information Statement on Schedule 14C of Zaldiva, Inc., a Florida corporation     (the “Company”)

Dear Ms. Mills-Apenteng:

I am writing in response to the above-referenced comment letter.  The Company provides its response to your comment as set forth below:

1.

We note your response to prior comment 1 indicating that the persons you identified have longstanding relationships with, take an active interest in, and engage in regular communications with the company and that, on this basis, you believe you have not engaged in a solicitation in obtaining consents.  We are unable to concur with your view that these communications, other than those with your officers and directors, do not constitute solicitations.  As you know, Schedule 14C may be used only when there is no solicitation or the solicitation is exempt.  Accordingly, it appears that you may not file on Schedule 14C and that you should instead file a proxy statement on Schedule 14A.

The Company files herewith its preliminary proxy statement on Schedule 14A.

Please advise at your earliest convenience whether there will be any further comments on this filing, as the Company has tentatively selected a special stockholders’ meeting date of November 28, 2011.

Thank you very much.

ZALDIVA, INC., a Florida corporation

By /s/ Nicole Leigh

Nicole Leigh, President